Filed by Citigroup Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933

                 Subject Company: Grupo Financiero Banamex Accival, S.A. de C.V.
                                                   Commission File No. 082-03325

                                                              Date: July 9, 2001


In connection with the proposed transaction, Citigroup has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement (as amended) because it contains important information. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Georgeson Shareholder, our information agent, by directing a request to Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, banks and brokers call collect: (212) 440-9800, all others call toll free: (800) 223-2064.

         [Corrected press release issued by Citigroup on July 9, 2001]


                                                        Citigroup [LOGO OMITTED]


Editors Note: An earlier version of this press release contained an incorrect expiration time for the simultaneous offer. The correct expiration time is Midnight, NYC time (11:00pm Mexico City time), on Thursday, August 2, 2001. A corrected version of the release is below.


For immediate release
Citigroup Inc. (NYSE symbol: C)
July 9, 2001

     Citigroup Commences Tender Offer for Grupo Financiero Banamex-Accival

New York and Mexico City - Citigroup and Grupo Financiero Banamex-Accival ("Banacci") announced that Citicorp, a wholly-owned subsidiary of Citigroup, today commenced its previously announced offer to:

o purchase all of the outstanding Banacci ordinary shares for an aggregate of US$12.5 billion in cash, or US$2.6544, for each share that is validly tendered prior to the expiration date, and simultaneously;

o sell to each Banacci shareholder who validly tenders Banacci ordinary shares in the offer prior to the expiration date 0.0269 share of Citigroup common stock per Banacci ordinary share tendered at a price of US$1.3272 per 0.0269 Citigroup share (equivalent to $49.26 per Citigroup share).

The simultaneous offer to purchase and offer to sell form a single offer and can only be accepted together. The total net consideration resulting from the simultaneous offer for each Banacci ordinary share validly tendered will be US$1.3272 and 0.0269 share of Citigroup common stock.

Banacci's board of directors has unanimously determined that the offer is fair to, and in the best interests of, Banacci's shareholders and recommends that Banacci's shareholders accept the offer and tender their shares. The simultaneous offer will expire at Midnight, New York City time (11:00pm Mexico City time), on Thursday, August 2, 2001, unless extended.

Completion of the offer is subject to the satisfaction of certain conditions, including the granting of required approvals by regulators in the United States and abroad. In Mexico, the registration of Citigroup shares and the offer have been approved by the securities regulators and the acquisition of Banacci by Citicorp has been approved by the Ministry of Finance, the Competition Commission and the Commission on Foreign Investment ("CFI"). With respect to Banacci's telecommunications companies, Avantel S.A. and certain affiliates,

CFI has set a time period for them to establish their compliance with applicable foreign investment laws.

In connection with the proposed transaction, Citigroup has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement (as amended) because it contains important information. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Georgeson Shareholder, our information agent, by directing a request to Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, banks and brokers call collect: (212) 440-9800, all others call toll free: (800) 223-2064.


Citigroup (NYSE:C), the preeminent global financial services company, provides some 120 million consumers, corporations, governments and institutions in more than 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. Major brand names under Citigroup's trademark umbrella are Citibank, CitiFinancial, Primerica, Salomon Smith Barney, and Travelers. Additional information may be found at: www.citigroup.com.


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Contacts:

Media:      Leah C. Johnson
            212-559-9446

Investors:  Sheri Ptashek
            212-559-4658